SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13G
                                 (RULE 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                                   @Road, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, per share $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04648K105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ]    Rule 13d-1(b)
            [ ]    Rule 13d-1(c)
            [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ITEM 1(a).    NAME OF ISSUER:

              @Road, Inc.

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
              47071 Bayside Parkway
              Fremont, CA 94538

ITEM 2(a).    NAMES OF PERSONS FILING:
              NV Partners III-BT LP ("NVP"), NVPG LLC ("NVPG LLC") which is the sole general partner of NVP, Thomas Uhlman ("Uhlman"), Stephen Socolof ("Socolof") and Andrew Garman ("Garman"). Uhlman, Socolof and Garman are individual managing members of NVPG LLC ("Managing Members"). The persons named in this paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              The address of the principal business office of NVP, NVPG LLC, Uhlman, Socolof and Garman is New Venture Partners, 98 Floral Avenue, Murray Hill, NJ 07974.

ITEM 2(c).    CITIZENSHIP:
              NVP is a limited partnership organized under the laws of the Cayman Islands. NVPG LLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managing Members is a United States citizen.

ITEM 2(d).    TITLE OF CLASS OF SECURITIES:
              Common Stock, par value $0.0001 per share ("Common Stock")

ITEM 2(e).    CUSIP NUMBER: 04648K105

ITEM 4.       OWNERSHIP.

              Not applicable

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Each Reporting Person has ceased to own beneficially five percent (5%) or more of the outstanding Common Stock of @Road, Inc.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
              WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2007

NV PARTNERS III-BT LP


By:      /s/ ANDREW GARMAN
         ---------------------------------
         Name:    Andrew Garman
         Title:   Managing Member

NVPG LLC


By:      /s/ ANDREW GARMAN
         ---------------------------------
         Name:    Andrew Garman
         Title:   Managing Member


/s/ ANDREW GARMAN
--------------------------------
Andrew Garman


/s/ THOMAS UHLMAN
--------------------------------
Thomas Uhlman


/s/ STEPHEN SOCOLOF
--------------------------------
Stephen Socolof

                                                          EXHIBIT 1

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of @Road, Inc.

EXECUTED as a sealed instrument this 12 day of February, 2007.

NV PARTNERS III-BT LP

By:      /s/ ANDREW GARMAN
         ---------------------------------
         Name:    Andrew Garman
         Title:   Managing Member

NVPG LLC

By:      /s/ ANDREW GARMAN
         ---------------------------------
         Name:    Andrew Garman
         Title:   Managing Member

/s/ ANDREW GARMAN
--------------------------------
Andrew Garman

/s/ THOMAS UHLMAN
--------------------------------
Thomas Uhlman

/s/ STEPHEN SOCOLOF
--------------------------------
Stephen Socolof